SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: June, 2023	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

300 – 10220 103 Avenue NW

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        Form 40-F   X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: June 27, 2023	By: /s/ Theresa B.Y. Jang
Name: Theresa B. Y. Jang
Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Second Supplemental Trust Indenture